Exhibit 12

Belo Corp.

Statement re Computation of Ratios

For Each of the Five Years ended December 31, 2012

	Year ended December 31,
	2012		2011		2010		2009	2008
Earnings as Defined:
Earnings (loss) from continuing operations before income taxes	$156,659		$87,856		$139,020		$(166,131)	$(521,212)
Add: Total fixed charges	71,143		74,241		79,668		66,127	85,864
Less: Interest capitalized	—		—		—		108	53
Noncontrolling interest loss	(440)		—		—		—	—

Earnings as Defined	$228,242		$162,097		$218,688		$(100,112)	$(435,401)

Fixed Charges as Defined:
Interest expense and capitalized interest	$69,705		$72,393		$77,895		$64,028	$83,146
Portion of rental expense representative of the interest factor (1)	1,438		1,848		1,773		2,099	2,718

Total fixed charges as Defined	$71,143		$74,241		$79,668		$66,127	$85,864

Ratio of Earnings to Fixed Charges	3.21	x	2.18	x	2.74	x	— (2)	— (3)

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings as defined includes a non-cash charge for intangible asset impairment of $242,144, which causes the ratio to be deficient. Excluding the non-cash charge, the earnings as defined would be $142,032 and the ratio of earnings to fixed charges would be 2.15x. Including the non-cash charge, the amount of the deficiency, as defined, is $166,239.
(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings as defined includes a non-cash charge for intangible asset and goodwill impairment of $662,151, which causes the ratio to be deficient. Excluding the non-cash charge, the earnings as defined would be $226,750 and the ratio of earnings to fixed charges would be 2.64x. Including the non-cash charge, the amount of the deficiency, as defined, is $521,265.